                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 2)

                         Environmental Power Corporation
                        --------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                        --------------------------------
                         (Title of Class of Securities)

                                  29406-L-10-2
                        --------------------------------
                                 (CUSIP Number)

                           Steven I. Himelstein, Esq.
                              Dorsey & Whitney LLP
                                 250 Park Avenue
                            New York, New York 10077
                                 (212) 415-9200
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person

                Authorized to Receive Notices and Communications)

                                  July 11, 2002
                        --------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

                         (Continued on following pages)
                               (Page 1 of 9 Pages)

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                                                                     Page 2 of 9

                                  SCHEDULE 13D

CUSIP No.  29406-L-2
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Benjamin Brant
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                  2,374,772
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY                   0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                   2,374,772
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,374,772
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
12
      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

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                                                                     Page 3 of 9

                                  SCHEDULE 13D

CUSIP No.  29406-L-2

     This Amendment No. 2 to Schedule 13D is being filed by Benjamin Brant to amend the Schedule 13D (the "Schedule 13D") originally filed by Mr. Brant on August 2, 2001, as amended by Amendment No. 1 filed on May 13, 2002. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

     Item 4 of Schedule 13D is hereby amended by adding the following before the final paragraph of such Item:

     "On July 11, 2002, the Company entered into a Letter Agreement with Mr. Brant (the "Letter Agreement") permitting the Company and/or its designee(s) to exercise the remaining portion of the option under the Option Agreement during a 60 day period ending September 9, 2002 (the "Special Period") at a reduced exercise price of $0.25 per share provided that the exercise is for at least one million of the 1,621,706 remaining option shares. Mr. Brant also agreed that an additional 50,000 shares he owns (which are among the shares subject to the Standstill) would be the subject to the option during the Special Period. Accordingly, during the Special Period the Company has an option to repurchase between 1,000,000 and 1,671,706 shares of Common Stock from Mr. Brant at a price of $0.25 per share.

The foregoing descriptions of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement, which is attached hereto as Exhibit 8 and is incorporated herein by reference."

Item 5. Interest in Securities of the Issuer:

     Items 5(a) and 5(c) are amended to read as follows:

     "(a) Mr. Brant may be deemed to own beneficially 2,374,772 shares of Common Stock as of July 22, 2002, including 1,621,706 remaining shares subject to the option in favor of the Company under the Option Agreement and 753,066 shares subject to the Standstill under the Option Agreement (of which 50,000 shares are subject to an option in favor of the Company during the Special Period).

     The shares beneficially owned by Mr. Brant represent 11.9% of the class based on the 19,873,359 shares of the Company's Common Stock outstanding as of July 22, 2002. The number of outstanding shares is calculated by subtracting from the 19,934,139 shares of Common Stock reported to be outstanding as of May 14, 2002 in the Company's Form 10-Q filed for the period ending March 31, 2002, 60,780 shares purchased by the Company's exercises pursuant to the Option Agreement since the filing of Amendment No. 1 hereto. The shares acquired by the Company from Mr. Brant are being held by the Company as treasury shares and, therefore, are deemed issued but not outstanding.

     Mr. Brant is a party to the Stockholders' Agreement described in Item 4. Within the meaning of Rule 13(d)(5) under the Securities Exchange Act of 1934, as amended (the "Act"), the terms of the Stockholders' Agreement could be deemed to provide for an agreement among the parties thereto to act together for the purpose of voting and disposing of equity securities of the Company. Accordingly, the parties thereto could be deemed to be members of a "group" and could be deemed to be beneficial owners of all of the securities held by such group. Mr. Brant denies the existence of such a group and disclaims beneficial ownership of the securities held by any other person.

     As of the date hereof, to the best knowledge of Mr. Brant, the table below identifies all of the parties to the Stockholders' Agreement, in addition to Mr. Brant and the Company, and states their ownership interests in the Company as of July 22, 2002, based solely upon public filings.

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                                                                     Page 4 of 9

       ------------------------------ --------------- ---------------
                                                      Percentage of
                                      Common Stock    Common Stock
           Party to Stockholder       Beneficially    Beneficially
                 Agreement            Owned (1)       Owned (1,2)
       ------------------------------ --------------- ---------------
       Joseph  E. Cresci                   4,732,848           23.8%
       ------------------------------ --------------- ---------------
       Donald A. Livingston                2,461,739           12.4%
       ------------------------------ --------------- ---------------
       George A. Kast                      2,823,188           14.2%
       ------------------------------ --------------- ---------------
       Daniel J. Eastman                   1,120,882(3)         5.5%
       ------------------------------ --------------- ---------------
       Steven J. Brunner                     548,258            2.8%
       ------------------------------ --------------- ---------------
       John P. O'Shea                        135,383            0.7%
       ------------------------------ --------------- ---------------
       Henry S. Krauss                        22,564            0.1%
       ------------------------------ --------------- ---------------
       Frances Luskind and Henry
       Krauss, as Trustees of the
       Trust U/W/O Jessie Daniels
       FBO Frances Luskind                    22,564            0.1%
       ------------------------------ --------------- ---------------
       Smithson Ventures Inc. Money
       Purchase Pension Plan DLJSC-
       Custodian FBO Deborah
       Salerno Trustee                        45,128            0.2%
       ------------------------------ --------------- ---------------
       Amro International, S.A.               90,255            0.5%
       ------------------------------ --------------- ---------------
       Frank Kramer                           90,255            0.5%
       ------------------------------ --------------- ---------------
       John J. Burke                         451,241            2.3%
       ------------------------------ --------------- ---------------
       Hitel Group                            45,128            0.2%
       ------------------------------ --------------- ---------------

     (c) On May 3, 2002, the Company exercised its option under the Option Agreement to purchase 120,000 shares of Common Stock owned by Mr. Brant. Pursuant to the Option Agreement, Mr. Brant also delivered 197,514 shares of Common Stock to the Company in satisfaction of certain guarantee obligations as described in


-------------------
1 Section 13 of the Exchange Act deems a person to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days (including through the exercise or conversion of another security). Pursuant to Section 13, any shares of Common Stock not outstanding which are issuable within 60 days upon exercise or conversion of securities held by a person have been deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but have not been deemed to be outstanding for the purpose of computing the percentage of the class by any other person.
2 Based on the 19,873,359 shares of Common Stock outstanding as of July 22, 2002, as calculated above in this Item 5(a).
3 This includes 389,872 shares of Common Stock which is issuable upon the exercise of the Warrant Mr. Eastman received in connection with the Exchange Agreement.

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                                                                     Page 5 of 9

Item 4. On each of May 17, 2002, June 25, 2002 and July 12, 2002, the Company exercised its option under the Option Agreement to purchase 20,260 shares (or 60,780 shares in the aggregate)."

Item 7. Material to be Filed as Exhibits:

     Item 7 is hereby amended to add the following at the end thereof:

          "8. Letter Agreement dated July 11, 2002 relating to the Stock Option and Right of First Refusal Agreement dated as of May 2, 2002, by and between the Company and Benjamin Brant."

                                    SIGNATURE

     After reasonable inquiry to and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement by or about the undersigned is true, complete and correct.

                                              Date July 22, 2002

                                              /s/ Benjamin Brant
                                              ---------------------
                                              Benjamin Brant